Simpson Thacher & Bartlett LLP
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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 13, 2025

VIA EDGAR

David Mathews

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	LMP Capital and Income Fund Inc. (the “Fund”)

File Nos. 811-21467; 333-284227

Dear Mr. Mathews:

On behalf of LMP Capital and Income Fund Inc. (the “Fund”), please find Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement originally filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2025, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

Additionally, we transmit for filing the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Commission on February 13, 2025 relating to the Registration Statement.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Prospectus

General

1.	Please include in the Prospectus a statement that shareholders will be given 60 days’ notice of any change to the Fund’s 80% policy.

The Fund confirms that its 80% policy was not adopted pursuant to Rule 35d-1 under the 1940 Act. The Fund provides that the terms “capital” and “income” are references to the Fund’s objective of “total return with an emphasis on income” and not characteristics of its investments. As such, the Fund respectfully declines to make this change.

Securities and Exchange Commission	March 13, 2025

2.

Please clarify the disclosure in respect of which entity or entities among the Investment Manager and the Subadvisers select investments and make allocation decisions for the Fund. The disclosure in certain instances states that the Investment Manager has delegated such roles to the Subadvisers whereas in the description of investment strategies the disclosure states the Investment Manager selects investments for the Fund.

The Fund confirms it will revise its disclosure to clarify the applicable entity making investment and allocation decisions through the Registration Statement.

Prospectus Summary

3.	On page 4 of the Registration Statement, please define “SOFR” the first time that term is used in the Prospectus Summary or insert a reference to where in the Prospectus it is defined and explained.

The Fund confirms that it will revise the disclosure to define “SOFR” the first time that term is used in the Prospectus Summary.

4.

Please supplementally advise whether the Fund reports a distribution yield. If so, please supplementally represent that the Fund will disclose the portion or estimated portion of the distribution yield that results from return of capital or other capital source. In your response, please address whether reports or other materials containing distribution yield are accompanied by the Fund’s total return and/or SEC yield.

The Fund supplementally confirms that it reports its distribution rate on its website and in fund fact sheets, along with the Fund’s total return. The distribution rate is calculated by annualizing the most recent distribution amount paid, divided by the closing market price or net asset value as of the date indicated. The distribution rate calculation includes income, capital gains and return of capital (excluding special distributions). The Fund represents that it will disclose the portion or estimated portion of the distribution rate that results from return of capital or other capital source to investors in the Fund’s notices delivered pursuant to section 19(a) of the Investment Company Act of 1940 Act.

5.

As the Fund has a fundamental policy not to concentrate in any industry or group of industries, please revise the risk factors to not suggest the Fund may concentrate its investments in information technology or energy industries, such as changing the wording to refer to a “focus” rather than a “concentration.” To the extent the Fund materially focuses on the information technology, energy or other sectors in pursuit of its investment objective, please also include a discussion of such focus areas in the description of investment strategy.

The Fund confirms that it will revise the risk factors titled “Information Technology Sector Risks” and “Energy Sector Risks” to refer to a “focus” rather than a “concentration.”

Securities and Exchange Commission	March 13, 2025

6.

Please update the risk disclosure regarding the transition from LIBOR to SOFR to reflect that the transition has already occurred or consider removing LIBOR risk from the Prospectus if the transition no longer poses a material risk to the Fund.

The Fund confirms it will remove the risk factor titled “LIBOR Risk” from the Registration Statement as the transition from LIBOR to SOFR is no longer viewed as a material risk to the Fund.

Management of the Fund

7.

Please include in Item 9 of the Prospectus a discussion of the conflicts of interest of the Investment Manager and Subadvisers that may arise in relation to their provision of investment advisory services for the Fund and to their other advisory clients or, alternatively, provide a cross reference to the sections of the SAI discussing conflicts of interest.

The Fund confirms it will revise its disclosure in the section entitled “Management of the Fund” to provide a cross reference to the sections of the SAI discussing conflicts of interest.

Preliminary Prospectus Supplement – Subscription Rights

Use of Proceeds

8.

The Staff notes that the use of proceeds disclosure in the base prospectus and in the template prospectus supplement for common stock offerings states that investment of offering proceeds is expected to be completed within three months but the use of proceeds disclosure in the template for the rights offering provides for up to six months to invest the proceeds. Please revise the disclosures to be consistent in this regard or, in correspondence, explain why timeframes for investment of proceeds may differ between a common stock offering and the rights offering.

The Fund confirms that it will revise the disclosure to be consistent.

* *  * * * * * *

Securities and Exchange Commission	March 13, 2025

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Marc A. De Oliveira, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debra Sutter, Simpson Thacher & Bartlett LLP